SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               -------------------


                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        FALCON FINANCIAL INVESTMENT TRUST
                                (Name of Issuer)

                              Common Stock, Par .01
                          (Title of Class of Securities)

                                    306032103
                                 (CUSIP Number)

                                December 17, 2003



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]  Rule 13d-1(b)
        [X]  Rule 13d-1(c)
        [ ]  Rule 13d-1(d)




         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               (page 1 of 4 pages)

CUSIP No. 306032103                    13G                    Page 2 of 4 Pages



        1   NAME OF REPORTING PERSONS S.S. OR
            I.R.S. IDENTIFICATION NO. OF
            ABOVE PERSON (ENTITIES ONLY)
                                                  JANA PARTNERS LLC

        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  |_|
                                                  (b)  |_|

        3   SEC USE ONLY

        4   SOURCE OF FUNDS*
                                     WC

        5   CHECK BOX IF DISCLOSURE OF
            LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) |_|

        6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                     DELEWARE

NUMBER OF         7   SOLE VOTING POWER
SHARES
BENEFICIALLY                800,000
OWNED BY
EACH REPORTING    8   SHARED VOTING POWER
PERSON WITH
                              -0-

                  9   SOLE DISPOSITIVE POWER

                            800,000

                 10   SHARED DISPOSITIVE POWER

                              -0-

        11  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

                                     800,000

        12  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*       |_|

        13  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

                                     5.67 %

        14  TYPE OF REPORTING PERSON*

                                     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 306032103                    13G                    Page 3 of 4 Pages


Item 1(a).      Name of Issuer:
                Falcon Financial Investment Trust

Item 1(b).      Address of Issuer's Principal Executive Offices:
                15 Commerce Road
                Stamford, CT 16902

Item 2(a).      Name of Person Filing: JANA Partners LLC

Item 2(b).      Address of Principal Business Office or, if None, Residence:

                201 Post Street, San Francisco, California 94108.

Item 2(c).      Citizenship:
            (i) This Statement is filed by JANA Partners LLC, a Delaware limited liability company. JANA Partners LLC is a private money management firm which holds the Common Stock of the Issuer in various accounts under its management and control. The principals of JANA Partners LLC, Barry Rosenstein and Gary Claar, are U.S. citizens.

Item 2(d).      Title of Class of Securities:
                 Common Stock

Item 2(e).      CUSIP No: 306032103

Item 3. If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
                Not applicable.

Item 4.         Ownership

         (a) Amount beneficially owned: 800,000

         (b) Percent of Class: 5.67 %

         (c) Number of shares as to which JANA Partners LLC has:
            (i)   Sole power to vote or to direct the vote: 800,000
            (ii)  Shared power to vote or to direct the vote: 0
            (iii) Sole power to dispose or to direct the disposition of: 800,000
            (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.         Ownership of Five Percent or Less of a Class.
                Not Applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.
                Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on the Parent Holding Company. Not Applicable.

Item 8.         Identification and Classification of Members of the Group.
                Not Applicable.

Item 9.         Notice of Dissolution of Group.
                Not Applicable.

CUSIP No. 306032103                    13G                    Page 4 of 4 Pages


Item 10.        Certification.

By signing below, each of the reporting persons hereby certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not being held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

December 17, 2003




                                           JANA PARTNERS LLC


                                           By:  /s/ Barry S. Rosenstein
                                                -----------------------
                                                Barry S. Rosenstein
                                                Managing Partner


                                           By:  /s/ Gary Claar
                                                -------------------
                                                Gary Claar
                                                Managing Director